FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person(s):

                  Robert P. Denome
                  2557 Cannan Road
                  Bloomfield, New York 14469

2. Date of Event Requiring Statement: 05/06/2002

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary):

4. Issuer Name and Ticker or Trading Symbol:

  Crescent Moon, Inc.  (no symbol)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable):

( x)     Director                                    ( x)     10% Owner
( x)     Officer (give officer title below)  (  )    Other (specify below)

                  President and Director

6. If Amendment, Date of Original: Month/Day/Year

7. Individual or Joint/Group Filing (Check applicable line):

(x)      Form filed by One          ( )     Form filed by More than One
         Reporting Person                   Reporting Person

Table I: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 4):

  Common Stock

2. Amount of Securities Beneficially Owned (Instr. 4):

  1,200,000

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5):

  D

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4. Nature of Indirect Beneficial Ownership (Instr. 5): n/a

Table II: Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.                Title of Derivative Security (Instr. 4): N/A

2.                Date  Exercisable and Expiration Date  (Month/Day/Year):  Date
                  Exercisable: Expiration Date:

3. Title and Amount of Securities Underlying Derivative Security (Instr. 4): Title: Amount or Number of Shares:

4.                Conversion or Exercise Price of Derivative Security:

5.                Ownership Form of Derivative Security:  Direct (D) or Indirect
                  (I) (Instr. 5):

6.                Nature of Indirect Beneficial Ownership (Instr. 5):

Explanation of Responses:




  ----------------------------------------------------



By:      /s/ Robert P. Denome
Date:    March 14, 2003

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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